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Exhibit 1.3

        CGI Group Inc. (the "Offeror") has commenced an offer dated December 6, 2002 (the "Offer") to purchase all of the outstanding common shares (the "Cognicase Shares") of Cognicase Inc. ("Cognicase"). The Offeror announces that it has been advised by National Bank of Canada (the "Vendor") on December 14, 2002 that Cognicase has not designated, before the expiry of the seven-day delay pursuant to the Pre-Notification Agreement referred to in the Offer, a third party purchaser who could have acquired the Cognicase Shares held directly or indirectly by the Vendor, subject to the negotiation of mutually acceptable terms. Consequently, all rights of Cognicase with respect to the Offer under the terms of the Pre-Notification Agreement are now terminated. The Offeror also announces that the Offer will now be open for acceptance until midnight (Montreal time) on January 13, 2003 unless withdrawn or extended. This advertisement is neither an offer to purchase, nor an offer to sell the Cognicase Shares. The Offer is made solely by the Offer and Circular dated December 6, 2002, as amended, and related Letter of Transmittal and Notice of Guaranteed Delivery (the "Offer Documents"). The Offer will be commenced in the Province of Québec on the date that the Offer Documents are mailed to the shareholders of Cognicase who are resident in Québec. The information contained in this advertisement is a summary only of the more detailed information appearing in the Offer Documents. Shareholders are urged to read the Offer Documents in their entirety.

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  Exhibit 1.3